Exhibit 99.2

HUNTSMAN CORPORATION

2016 STOCK INCENTIVE PLAN

Restricted Stock Agreement

Grantee:

Date of Grant:

Restricted Stock Grant Number:

Number of Restricted Shares Granted:

Notice of Grant.  You are hereby granted pursuant to the Huntsman Corporation 2016 Stock Incentive Plan (the “Plan”) the number of restricted shares of Common Stock (“Restricted Stock”) of Huntsman Corporation (the “Company”) set forth above, subject to the terms and conditions of the Plan and this Agreement.

Vesting of Restricted Stock.  Subject to the further provisions of this Agreement, the shares of Restricted Stock shall become vested in accordance with the following schedule:

Anniversary of Date of Grant	Cumulative Vested Percentage
1st	33 1/3%
2nd	66 2/3%
3rd	100%

Notwithstanding the above vesting schedule, all shares of Restricted Stock that are not vested on your termination of employment with the Company for any reason (including without limitation on account of death, disability, or retirement) shall be automatically cancelled and forfeited without payment upon your termination.  For purposes of this Agreement, “employment with the Company” shall include being an employee or a director of, or a consultant to, the Company or an Affiliate.

Rights as Stockholder.  From the Date of Grant, you shall have all rights of ownership in or with respect to the shares of Restricted Stock as a shareholder of the Company, including without limitation, voting rights; provided, however that dividends and distributions made on a share of Restricted Stock shall be held by the Company without interest until the Restricted Stock with respect to which the dividend or distribution was made becomes vested or is forfeited and then shall be paid to you (in cash or in Shares) at the time such Restricted Stock vests or forfeited, as the case may be.

Change of Control.  Upon a Change of Control, the provisions of Section 6(j)(ix) of the Plan shall apply.

Issuance of Common Stock.  At the Date of Grant, a certificate evidencing the shares of Restricted Stock shall be issued by the Company in your name.  The certificate shall contain an appropriate endorsement reflecting the forfeiture restrictions.  The certificate shall be delivered upon issuance to the Secretary of the Company or to such other depository as may be designated by the Committee as a depository for safekeeping until the forfeiture of such Restricted Stock occurs or the vesting of the shares pursuant to the terms of the Plan and this Agreement.  You shall, if required by the Committee, deliver to the Company a stock power, endorsed in blank, relating to the Restricted Stock.  Upon vesting and satisfying all applicable tax withholding obligations, the Company shall cause a new certificate or certificates to be issued without legend restrictions (except for any legend required pursuant to applicable securities laws or any other agreement to which you are a party) in your name in exchange for the certificate evidencing the shares of Restricted Stock that have vested.  In lieu of issuing a certificate, the Company may evidence such shares by book-entry or other appropriate method.

Nontransferability of Restricted Stock.  You may not sell, transfer, pledge, exchange, hypothecate or dispose of shares of Restricted Stock or dividends or distributions related thereto in any manner.  A breach of these terms of this Agreement shall cause a forfeiture of the shares of Restricted Stock and dividends or distributions related thereto.

Withholding of Tax.  To the extent that the receipt or vesting of Restricted Stock (or any payment with respect to related dividends or distributions) results in the receipt of compensation by you with respect to which the Company or a Subsidiary has a tax withholding obligation pursuant to applicable law, unless you elect to pay the amount of such obligations to the Company in cash, the Company or such Subsidiary shall withhold (or “net”) such number of Shares otherwise payable to you as the Company or the Subsidiary may require to meet its withholding obligations under such applicable law; provided, that, the number of shares of Common Stock withheld shall be limited to the number of shares of Common Stock having an aggregate Fair Market Value on the date of withholding equal to the aggregate amount of tax withholding obligations determined based on the applicable minimum statutory tax withholding requirements (or, in the discretion of the Committee, the Fair Market Value of such shares of Common Stock may exceed the minimum statutory withholding requirement but may not be greater than the maximum statutory withholding requirement; provided that the exercise of such discretion by the Committee would not cause an Award otherwise classified as an equity award under ASC Topic 718 to be classified as a liability award under ASC Topic 718).  Notwithstanding the foregoing, to the extent any cash payments are made to you under this Agreement, tax withholding obligations related thereto will be withheld from such payments.  No delivery of Shares or other payment shall be made pursuant to this Agreement until you have paid or made arrangements approved by the Company or the Subsidiary to satisfy in full the applicable tax withholding requirements of the Company or Subsidiary.

Entire Agreement; Governing Law.  The Plan is incorporated herein by reference.  The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof, and may not be modified materially adversely to your interest except by means of a writing signed by the Company and you.  This Agreement is governed by the internal substantive laws, but not the choice of law rules, of the state of Delaware.

Amendment.  Except as provided below, this Agreement may not be modified in any respect by any oral statement, representation or agreement by any employee, officer, or representative of the Company or by any written agreement which materially adversely affects your rights hereunder unless signed by you and by an officer of the Company who is expressly authorized by the Company to execute such document.  This Agreement may, however, be amended as permitted by the terms of the Plan, as in effect on the date of this Agreement.  Notwithstanding anything in the Plan or this Agreement to the contrary, if the Committee determines that the terms of this grant do not, in whole or in part, satisfy the requirements of Section 409A of the Code, the Committee, in its sole discretion, may unilaterally modify this Agreement in such manner as it deems appropriate to comply with such section and any regulations or guidance issued thereunder.

General.  You agree that the shares of Restricted Stock are granted under and governed by the terms and conditions of the Plan and this Agreement.  In the event of any conflict, the terms of the Plan shall control.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

HUNTSMAN CORPORATION

By:
Name:
Title:

GRANTEE

[Name]